                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                                Commission File Number 000-25487

(Check One):

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K    [X] Form 10-Q   [ ] Form N-SAR


                      For Period Ended: September 30, 2001

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

            For the Transition Period Ended: _______________________

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            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                         PART I - REGISTRANT INFORMATION


DOMAIN REGISTRATION, CORP.
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Full Name of Registrant


Former Name if Applicable
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6767 W. Tropicana Avenue, Suite 207
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Address of Principal Executive Office (Street and Number)


Las Vegas, Nevada 89146
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City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

    [ ]    (a)      The reasons described in reasonable detail in Part III of
                    this form could not be eliminated without unreasonable effort or expense;

    [X]    (b)      The subject annual report, semi-annual report, transition
                    report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]    (c)      The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached applicable.

                             PART III - - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion or thereof, could not be filed within the prescribed time period.

Pursuant to Articles and Plan of Merger by and between Bahamas Enterprises, Inc., a Nevada corporation, and Suzy-Path, Corp., a Nevada corporation, and Suzy-Path, Corp. and Registrant, each effective October 10, 2001, Registrant became the successor company (successor by merger - acquisition of assets) in connection with a series of Articles and Plans of Merger which resulted in the acquisition of all of the assets subject to the liabilities and obligations of each of Bahamas Enterprises, Inc. and Suzy-Path, Corp.

Registrant filed a Form 8K12G3 with the Commission and is currently preparing the financial statements applicable to the transaction. These financial statements and the notes to the financial statements have not been completed as of the date hereof and, accordingly, have not been submitted to Registrant's certified public accountant for review. Registrant anticipates being able to timely file its Form 10-QSB and may file an amendment to its Form 8K12G3 which will contain the financial statements giving effect to Registrant becoming the successor by merger - acquisition of assets of the constituent corporations.


                          PART IV - - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



         Amy Hadley                    702                248-1027
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            (Name)                 (Area Code)        (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                           [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                           [ ] Yes    [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           Domain Registration, Corp.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be singed on its behalf by the undersigned hereunto duly authorized.

Date November 14, 2001                      By: /s/ Amy Hadley
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                                                Amy Hadley
                                                President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION

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            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)

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